February 21, 2006	Michele D. Vaillancourt Direct dial: (612) 604-6681 Direct fax: (612) 604-6881 mvaillancourt@winthrop.com

Via EDGAR and Federal Express

Securities and Exchange Commission

Station Place

100 F Street N.E.

Washington, D.C.  20549

Mail Stop 4561

Re:                                 Vital Images, Inc.

Post-Effective Amendment No. 2 on Form S-3 to the Form S-1

File No. 333-114078

Form 10-K/A for the Fiscal Year Ended December 31, 2004

File No. 0-22229

Ladies and Gentlemen:

                On behalf of Vital Images, Inc. (“Vital Images” or “the company”), a Minnesota corporation, we are providing an EDGAR transmission of the above-referenced Post-Effective Amendment No. 2 on Form S-3 to Form S-1 Registration Statement (“Amendment No. 2”) pursuant to the Securities Act of 1933 (the “Securities Act”).  For the reasons set forth below, we believe responding to the comments presented in the letter from Ms. Barbara C. Jacobs dated July 17, 2005 to Vital Images now is moot.

                The purpose of Amendment No. 2 is to de-register 1,479,086 shares of common stock of Vital Images for the reasons set forth below and in Amendment No. 2.

                In this regard, please note the following chronology of events:

•                                        Vital Images filed a Registration Statement on Form S-3, Registration No. 333-106328, and another Registration Statement on Form S-3, Registration No. 333-114078 (collectively, the “Registration Statements”), to register the re-sale of the shares of common stock of the company identified in the Registration Statements.

•                                        In November 2004, the company became ineligible to use a Registration Statement on Form S-3 because it did not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 when it was due on November 14, 2004

Suite 3500 | 225 South Sixth Street | Minneapolis, MN 55402 | Main:(612) 604-6400 | Fax:(612) 604-6800 | www.winthrop.com | A Professional Association

or within the additional time afforded by Rule 12b-25 under the Securities Exchange Act of 1934.  To the company’s knowledge, all subsequent sales of the shares identified in the Registration Statements were made pursuant to Rule 144 or Rule 144(k) under the Securities Act, as applicable.

•                                        On June 17, 2005, Vital Images filed Post Effective Amendment No. 1 on Form S-1 to Form S-3, Registration No. 333-114078 (“Amendment No. 1”), to consolidate the two Registration Statements and to convert them into a Registration Statement on Form S-1.

•                                        By letter dated July 17, 2005 from Ms. Barbara Jacobs addressed to the company (the “Comment Letter”), the Division of Corporation Finance (the “Division”) commented on Amendment No. 1.  One of the comments (Comment No. 7) requested a revision to language in Vital Images’ Annual Report on Form 10-K for the year ended December 31, 2004 (“Annual Report”) and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (“Quarterly Report”).  As requested by the Division, by letter dated July 28, 2005, we responded to Comment No. 7 on behalf of Vital Images, and Vital Images subsequently filed amendments to its Annual Report and Quarterly Report making the requested changes.  Comment No. 1 in the Comment Letter related to Vital Images’ confidential treatment application associated with the Quarterly Report (#16909).  The other five Comments in the Division’s Comment Letter requested changes to the section of Amendment No. 1 entitled “Selling Shareholders,” including information regarding some of the selling shareholders identified in Amendment No. 1.

•                                        In December 2005, Vital Images once again became eligible to use the Registration Statement on Form S-3.  In addition, due to delays in the selling shareholders providing the requested information, the shares held by most of the selling shareholders identified in Amendment No. 1 became eligible for resale pursuant to Rule 144(k) under the Securities Act or were sold pursuant to Rule 144(k) or Rule 144.  In addition, Vital Images will not be obligated to issue 300,000 shares of the 2,234,597 shares covered by Amendment No. 1 because the deadlines for achieving the milestones for the issuance of such shares has passed.  (See Amendment No. 2 and Comment No. 2 to the Comment Letter.)

For the reasons set forth above and in Amendment No. 2, the Comments in the Comment Letter to which Vital Images has not as yet responded have become moot, and Vital Images is filing Amendment No. 2 to de-register 1,479,086 shares.

Enclosed with this letter sent via overnight delivery service is a copy of Amendment No. 2.

If you have any questions in connection with this letter or Amendment No. 2, please contact the undersigned at (612) 604-6681.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/  Michele D. Vaillancourt

Michele D. Vaillancourt

Enclosure

cc:           Vital Images, Inc.

                PricewaterhouseCoopers, LLP